Exhibit 99.4

CONSENT OF EXPERT

March 3, 2020

Eldorado Gold Corporation

United States Securities and Exchange Commission

Ladies and Gentlemen:

Re: Eldorado Gold Corporation

I, Colm Keogh, do hereby consent to:

(1)
the inclusion in this Current Report on Form 6-K of Eldorado Gold Corporation (the “Company”) of the written disclosure in the Company’s Material Change Report dated March 3, 2020 regarding the “Technical Report, Olympias Mine, Greece” effective December 31, 2019 (the “Technical Information”), being filed with the United States Securities and Exchange Commission (the “SEC”); and

(2)
the filing of this consent under cover of Form 6-K with the SEC and of the incorporation by reference of this consent and the Technical Information, and the use of my name into the Company’s Registration Statement on Form F-10 (No. 333-233055), and any amendments thereto, filed with the SEC.

By:	/s/ Colm Keogh
Colm Keogh, P. Eng
Eldorado Gold Corporation
Operations Manager, Olympias Mine